Exhibit (a)(5)(lxiii)

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Key:

Chuck: Chuck Phillips

Jim: Jim Finn

Mike: Mike Rocha

Bob: Bob Pacek

Jim: This is Jim Finn, vice president of Worldwide Corporate Communications at Oracle. Thank you for joining us for an interactive discussion with Chuck Phillips, executive vice president, and Mike Rocha, executive vice president of Global Support Services.

We also have a special guest joining us today, Bob Pacek, the chief information officer at DIRECTTV. DIRECTTV has been an Rdb database customer since before we acquired the company from Digital Equipment Corporation nearly nine years ago. Bob will spend a few minutes elaborating on the support and enhancements that they’ve benefited from since the acquisition.

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As many of you know, this is the second in a series of Town Hall meetings that Oracle is presenting as part of our direct dialogue with PeopleSoft customers that has been occurring over the past few months. The purpose of these meetings is to hear your questions and answer them frankly and on the record. We believe that discussing the potential impact of our acquisition of PeopleSoft on your organization is best served by talking directly with you using these types of forums.

Today’s Town Hall meeting will be focused on the planned support enhancements for PeopleSoft customers and on the mechanics for a smooth support transition. For those of you who have sent us questions we will try to get to as many of them as possible on the call today. Many of the questions that we receive are similar in nature, so in certain instances your exact question may not be read, but the answer will be just as applicable.

The identity of the person who submitted the question will remain anonymous. If we are unable to get to your question during the allotted time, we will strive to follow up directly with you shortly.

For those of you listening by phone you can continue to submit questions by email during the call to: townhall@oracle.com. If you are participating over the Internet, you can submit questions in real time by accessing www.oracle.com/PeopleSoft/townhall.html.

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One other housekeeping item. For those PeopleSoft customers joining us today that are running the Oracle database, we will unfortunately not be able to provide you with information on our latest technology products during the upcoming PeopleSoft Connect conference. PeopleSoft’s management team has decided that their best interests are served by excluding us from participating at PeopleSoft Connect thereby eliminating our ability to meet your needs. However, please join us at OracleWorld next week in San Francisco, and we will address any database-related issues you may have. You can learn more about the conference and register by visiting: www.oracle.com.

Before we begin I will read the required tender offer legend. “solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer To Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the amended and restated Offer To Purchase and related materials carefully because they contain important information including the terms and conditions of the offer. Stockholders can obtain the amended and restated Offer To Purchase and related materials free at the SEC’s website at: www.SEC.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or the from Oracle Corporation.”

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Now I’d like to turn the call over for some opening remarks from Chuck and Mike followed by a Q&A. Chuck.

Chuck: Thanks, Jim. Thanks again to everyone for joining our call today. Throughout the course of the last few months Oracle has been undertaking an intensive customer outreach program to provide you with further information on our commitment to your organization. Many of these interactions have been very positive and we appreciate the widespread support we have received to date.

In addition, your concerns and comments that you shared with us have been, and will continue to be, a top priority for our senior management team along with the rest of Oracle’s employees. We look forward to continuing this direct dialogue in forums such as our Town Hall sessions, as well as through phone calls and face-to-face meetings.

Our representatives will be in Orange County during the week of PeopleSoft Connect, and will be available to meet on a one-on-one basis. If you’re interested in speaking directly to our team, please email us at Contact.Oracle@oracle.com, or call us at 1-800-633-0925.

To set the stage for today’s conference call I thought it’d be helpful to review the status of our acquisition of PeopleSoft. Contrary to statements being made by others, Oracle remains fully committed to this transaction. This has been made clear by our public commitments to PeopleSoft customers, which include: One.

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We will not shut down PeopleSoft products. Two. You will not be forced to convert to the Oracle E-Business Suite applications. Three. We will provide high quality, truly global customer service for PeopleSoft products through our award-winning customer support organizations, which will include dedicated PeopleSoft specialists. Four. We will extend the support period for PeopleSoft products beyond the timeframe PeopleSoft itself has committed to and into the next decade. Five. We will take no action that reduces the functionality of your PeopleSoft implementations. Six. We will increase the value of your PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world, and seven. If, and only if, you elect to do so, you may move to the Oracle E-Business Suite via free module-for-module upgrades.

These commitments were based on statements made by our CEO, Larry Ellison, on June 6 when we declared our intention to combine the two companies. In that initial announcement Larry was very clear that Oracle’s intention was always to maintain and enhance the PeopleSoft product line, and that we should not push customers to migrate applications. I invite you to read the transcript of that call by visiting our website or requesting a copy from us.

As of today, we remain patient and are waiting to receive the appropriate regulatory clearances to proceed with our

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transaction. Until that time we are focused on communicating the important benefits that we believe customers of both Oracle and PeopleSoft will receive as a result of this acquisition. And let me put it in perspective.

Mergers and acquisitions have always been fundamental to our economic system. Business combinations more often than not create stronger and more efficient companies and industries. That continuous improvement in efficiency and profitability is good for investors, customers, and our system as a whole. It makes American industry much more competitive globally as history has documented.

So let me elaborate on the benefits that PeopleSoft and Oracle customers will receive. First, our number one objective continues to be the preservation of your existing IT investments in PeopleSoft. As we’ve said all along, you’ll have no reduction in the functionality or availability of your PeopleSoft products. Rather we are extending the support timeframe for Version 7 by two years through December 2005 and by at least ten years for Version 8. And all the while there will be no forced migration to any other version or product, PeopleSoft, Oracle, or any other vendor.

Second, Oracle will provide customers with ongoing PeopleSoft product enhancements and next generation combined products included as part of your current support contracts through one of the largest development organizations in the

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world. Oracle employs a 24 hour continuous development cycle throughout global facilities, which results in greater quality assurance, more innovative products, and the ability to deliver new technology to market faster.

Oracle Support Services, led by my colleague, Mike Rocha, who you’ll hear from in just a moment, will deliver superior customer service to PeopleSoft customers by providing proactive customer support solutions that anticipate and meet customer needs either before they happen or as they are required. Mike will elaborate on this more extensively, but Oracle has a global network of support centers that provide 24 by 7 support for customers, and they will not let you down.

Finally, Oracle’s relentless goal is to drive down the total cost of ownership for your PeopleSoft enterprise software applications. As software has become more complex, customers are looking to deal with fewer vendors that will take ownership of a range of solutions. With Oracle, PeopleSoft customers will make just one call to solve a range of issues. This will lower the time your organization spends identifying the responsible party, and will help avoid conflicts between vendors. You’re also getting a stable software provider that will be here to serve your needs in the future.

In addition, with a range of Oracle software at your disposal, including our leading database application server and collaboration suite platforms, you can be assured that our

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software is designed to work together. By pre-integrating various software components at the development stage, you will avoid significant costs during the implementation phase when compared to competitive offerings.

Let me stop here and turn it over to Mike.

Mike: Thanks, Chuck.

I’m going to make a few comments, few opening comments, and make them very brief so that we can get on to questions. Let me first introduce myself. Again, my name is Mike Rocha. I run Oracle’s Platform Technologies Division, our Global Support operations, our internal IT organization, and our outsourcing business. I’ve been with Oracle for 14 years, all of it in the product division.

I’d like to talk a little bit about our service network. First I’d like to talk about the service network and how we provide those services, and then secondly the methodologies we use to deliver service. First the service network.

As Chuck said, it’s global. It operates around the clock, 24 by 7. There are 4,000 engineers in six centers around the world who are available online all the time to answer questions and resolve issues. There are 1,500 engineers in the field offering customer care for our customers. If a customer needs assistance in their local language, in their locality, we can deliver that kind of service.

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This organization has won numerous awards. In just the last year alone we’ve won two awards from the Software Support Professionals Association for both innovative and quality services. We’ve won an award from the American Business Awards for our support, our general support offerings. And most importantly we’re winning awards for the service we deliver to clients. As an example, Boeing Corporation has provided us with software, as the single software IT provider, with an award for the quality of service we deliver to Boeing Corporation.

We deliver these services in a number of ways. First, we’ve moved off the phone. Two to three years ago we took over 2 million inbound phone calls from our clients describing problems and tried to route them around the world. Today we take fewer than 200,000 phone calls. That has been replaced with innovative and collaborative support sessions. That means that our clients are getting service online with our engineers all the time. Means that these services are proactive; we resolve problems before the customer sees them, and it means that when that problem is filed we stay on the problem until it is resolved.

In the last year alone we have reduced the outstanding service request, the time that it takes to resolve a problem, by over 40%. We’ve reduced the number of service requests by almost 35%. So we believe we are leading the way to deliver new services around our products.

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Secondly, we have a broad portfolio of services that we provide. As I said it starts with the people in our centers and the way we route and manage service requests. But it also includes the online tools and technologies that allow us to collaborate around any issues that our clients may have and anticipate and resolve those issues before the client sees them.

It ends with outsourcing, where we take the ultimate responsibility for the return on the ROI of our products. We are responsible for the running and maintenance of those systems, whether those computers exist in Oracle’s data centers, in partner’s data centers, or in the client’s data center.

Our goal, as Chuck stated earlier, is to deliver all these innovative services to the PeopleSoft customer base. We believe we have an excellent case study to show how we would do that.

We acquired Rdb in 1993. At that time there were 10,000 customers on the product. Today there are 2,000 customers that remain on Rdb and Oracle supports them, 8,000 customers have chosen to migrate and have chosen to migrate to Oracle.

The products continue to be enhanced and in fact many of those enhancements have moved directly into the Oracle product line. As an example, Hot Standby became Failover in the Oracle database. Many of the Rdb optimizations that were done in the optimizer with Rdb have moved to the Oracle Database. Much of our Windows development came from the Rdb development team. Over 95% of the Rdb organization chose to join Oracle at the time of

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the acquisition. We built a development center in New England, Nassau, to bring those people online, and to make sure that the service was delivered continuously to the Rdb customer base. In fact many of the Rdb alumni, including my colleague, Chuck Rozwat, who runs our database organization, came from Rdb.

We believe that for those reasons we’re going to be able to continue to deliver improved service across the customer base, the PeopleSoft customer base. And we’ve asked Bob Pacek of DIRECTV to talk about his experience. Bob, I think you’re on the line. Thanks for joining us today. Set the context for this discussion, can you give us a quick background on your company and how you deployed Rdb within your environment?

Bob: Sure. Getting directly to Rdb, DIRECTV provides television services, as I’m sure most of you probably know, throughout the United States. We’re the second largest distributor of premium television services in that category. We use Rdb in our core billing and customer care system. We call it the subscriber transaction management system. Its implementation is in a VMS 9 billing center cluster environment.

It includes in this environment all our customer product and billing information for the 11 ½ million active subscribers we have, as well as our pending subscribers, that is those people who have purchased the equipment but have not yet activated their services, as well as all our many former customers. That totals out to something like 40 terabytes of data and it’s subjected to

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about 20 to 25 million transactions a day. That sort of summarizes the environment that Rdb supports for us.

Jim: Bob, this is Jim Finn. How has your support improved as a result of the acquisition of Rdb by Oracle?

Bob: Well, Jim, actually our experience since the Oracle acquisition has been that support has actually improved for Rdb. Oracle recognized the criticality of our core business application and the scale challenges that we had as we were growing rather quickly in the ‘90s, and Oracle was committed to focus the Rdb resources that we needed to ensure that we continue to get top support from both the engineering and the operational support teams.

Jim: What type of executive assurances did you receive from Oracle that provided comfort to you and to your organization that Oracle would support you for the long term?

Bob: We got both very strong signals from the executive team and the technical team that had been working with us that they were going to provide essentially no change in the technical support team, which was a very important factor for us, or any change in the responsiveness from Oracle engineering or the product teams supporting them. Essentially Oracle showed us through their action rather than their verbal commitment that we were going to continue to get the kind of support that we absolutely needed to continue growing.

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Jim: So you did feel that Oracle lived up to the promises it made to you at the time of the acquisition?

Bob: Yes, I think so. Both the letter and the spirit of the promises. I think that Oracle has gone out of their way to provide us with the kind of support and analysis when we have problems from time to time, the engineering and architecture support, to make the most of the Rdb environment that’s so important to us, and without implying that we’d be better off with Oracle Classic or anything else.

Jim: As a customer how has DIRECTV benefited from the acquisition of Rdb by Oracle?

Bob: We think we’re able to leverage the Rdb investment, which was significant for us, together with our growing use of Oracle databases in other areas to develop essentially a better strategic relationship with Oracle. It actually has brought us better focus. We influence, we think, Oracle, and they influence us as we continue to learn about our business and about our scalability, about how best to utilize the Rdb product. I don’t think we could survive today without the continued support, and I haven’t seen any evidence of any waning in that commitment.

Jim: Have you ever been forced or pressured by Oracle to migrate from Rdb? How do you feel that Oracle handled that potential conflict in the relationship?

Bob: No. I’ve been at DIRECTV since 1996, and I’ve never been pressured to accelerate any move away from Rdb. It didn’t appear

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to be an appropriate thing for either party to discuss. So it’s not happened.

Jim: In what ways has your company communicated to Oracle its needs from a support and product enhancement perspective, and how has Oracle responded?

Bob: Well, the billing environment that I talked about earlier is managed for us by Hewlett-Packard. It used to be Compaq, now it’s HP. And we will normally exercise any direct need through that connection, so it would be HP contacting the Nassau support team.

The second way is directly from DIRECTV my engineering team to the Rdb engineering team, and both of those ways have been equally effective and they work essentially concurrently. Finally there’s always the option to, and from time to time we have called upon it, the Oracle support team that we have that supports our entire relationship is another conduit for escalating support needs when they arise.

Jim: Last question. If you were to advise PeopleSoft customers on the issues they should be communicating to Oracle if the transaction moves forward, what would they be based on in your experience with Rdb?

Bob: Well, I think I’ve got three comments there. One, I’d look for reassurance that the PeopleSoft engineering and product support teams would remain in place and empowered to provide the

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kind of support that they’re obviously doing today. That was very important for us and I think that’s my first recommendation.

The second one is I would look for reassurances that the connections to the PeopleSoft teams will continue at least as strongly as they were before the transaction, so that the PeopleSoft customers would be able to reach out to known technical expertise for problem escalation when the need arises.

And finally I think I would look for regular review with the teams that would also benefit other installations. In other words we would look to regularly review what was going on with the new team that was put in place to manage our relationship. And I think those would be my recommendations.

Jim: Bob, many thanks for your participation today. Your comments helped to reinforce what we’ve been stating publicly regarding the professional way that we handled the acquisition of Rdb and the benefits that have accrued to customers such as yourself.

Why don’t we get started with questions now directed at Chuck and Mike? The first one I have is for Chuck Phillips.

Chuck, Rdb was a database acquisition. PeopleSoft is an applications acquisition. How is the comparison of the two relevant?

Chuck: Well both represent critical infrastructure for customers, so as you just heard, DIRECTV relies a lot on the Rdb database, so they don’t view it as any less important than

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any other application. And that’s typically the case with our customers generally, so we think philosophically these same principles apply that all these systems are running very important applications, usually mission critical, in that the level of support we plan on providing is absolutely fundamental to what we do here.

Jim: Mike, let me turn to you. Can you give specific examples where Rdb’s technologies were integrated into the Oracle Database to make the combined product stronger?

Mike: Sure. Talked a little bit about that in my opening comments, but the Rdb development team was a very strong development team and they came out of Digital where there was a lot of important development that was going on. What we’ve done with that team over the years is we’ve continued, they’ve continued their focus in some very important areas. Query optimization is an example. It’s a very important area for the Oracle database, for our customers, and certainly the Rdb organization, so that we’ve continued that work.

Failover technologies. As I said before, they had a very nice failover model. We’ve moved it over to Oracle, and we now have that inside of our product.

One thing that we failed to mention throughout the opening comments, and Bob sort of mentioned it in his statements, is that one of the key things that went on, one of the key processes that we implemented when we took over Rdb was we kept the customer

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advisory councils alive and well. They told us what was good about Rdb and what needed to happen to the Oracle products, and what should happen with the development teams, and they’ve continued to focus our efforts. So I think there’s two things that are important about the developments that have gone on with the Rdb products.

First, we’ve continued to develop them, and we’ve moved a lot of that development over to the Oracle products. I gave you a couple of examples. But I think the process is really more important. Getting those customers involved in the development process, and I think that’s really something that we’ll have to do as this transaction goes forward.

Jim: How influential has the team in Rdb been in the overall product direction at Oracle since the acquisition closed?

Mike: As I mentioned in my opening comments, Chuck Rozwat, who runs our database organization, our Server Technologies organization, actually came from Rdb. He was running Rdb at the time of the acquisition. So that team clearly had technical experience that we needed and wanted to add to Oracle, and they’ve assumed leadership positions throughout our product division.

Jim: Chuck, please give specific examples of the kinds of enhancements you have made for Rdb database customers both related to support and to the product.

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Chuck: I think what has happened over time is Rdb did not have access to, those customers didn’t have access to a global support organization, and so I think it’s easy to say that, but how important that is gets lost in the translation, but the fact that virtually anywhere around the world anytime of day that you can call and get support on a product that at that time wasn’t a very large product relative to Oracle and even less so now, that global support is of great value, especially in multinational companies; they have to operate globally. And that’s the reasons large companies like DIRECTV have been able to continue working on it.

Mike: I’d like to also make a comment there. The other thing that was really important to the Rdb customer base in my opinion was they were running on disparate computing platforms, VMS being an example. One of the things Oracle has been committed to over the years, and we’ve had a large enough customer base to sustain, is the portability option for those customers. We continue to maintain VMS for both Rdb customers as well as the Oracle database customers. So things change in our industry. Those customers were able to move to Oracle, move to Oracle’s support model, and they had the benefits of the continued openness of our products and the improvement of our services.

Jim: This one is for either of you to jump in on but what specific plans or processes has Oracle devised to insure a smooth support migration should the acquisition of PeopleSoft occur?

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Mike: Well again I think the first is we’ve done this before. We talked about Rdb as an example, we’ve done this in other cases. The first that we’re doing and we’re doing today is really trying to reach out to the customers as best we can at this stage of the transaction.

So the first thing we’re going to do is make sure we keep all the customer advisory boards running efficiently, as efficiently as possible and as open as possible. The second thing we’re going to do is keep as much of the teams intact as we possibly can. You heard it from Bob the critical, critical to our success with Rdb was to make sure that the support personnel and the development personnel didn’t change over day one.

We had to achieve the benefits of migrating into Oracle’s infrastructure and into Oracle’s business but on day one we had to keep the people so that we could make sure that the service wasn’t interrupted. And I think those are really the two sort of driving principles behind the projects that we’re running today.

Chuck: That’s where our skill comes into play as well the fact that we’re as large as we are we can accommodate and integrate. The development organization and the support organization without doing anything unusual and that we have, our numbers are large enough where we can afford to do it the right way and take as long as it takes but we don’t think that there should be any disruption.

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If you look at our past acquisitions, particularly the Rdb one as we’ve been talking about, those customers continue to say it was a smooth transition and that’s kind of the best way to judge us is based on what’s actually happened in the past.

Jim: Mike, what plans do you have for integrating the various support organizations?

Mike: Well as I said earlier I think that it starts with trying to make sure that there’s a continuum of service. We don’t want any interruption of service so we’re going to keep the support teams intact on day one.

Then what we start to do is we begin to migrate the infrastructures so that the PeopleSoft customers get the benefits of our infrastructure. As an example of that we run something called Oracle Direct Connect. About a quarter of our TARS, our service requests were actually answered online in collaborative sessions this quarter.

That infrastructure is going to be made available as quickly as possible to the PeopleSoft clients. So our goal is to keep the support team intact so that people, you know service is about people, make sure the people, have the same people that they were dealing with before and then get the benefits of scale and the infrastructure that we provide.

We have a knowledge base that actually includes a lot of information and tools about PeopleSoft today. How to manage databases, how to do upgrades, how to maintain databases under

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PeopleSoft. We want to bring all of that infrastructure to the PeopleSoft customer base, all those tools, all those technologies but we want as much as possible make sure that the people stay, stay the same.

Jim: That leads to an obvious question. How many support people are you planning on keeping from PeopleSoft?

Mike: We’re not far enough along to answer that kind of a question. Again I think that our job right now is to make sure that those people come over, we don’t have any disruption in service. We make sure that support team stays intact to do the job.

We wouldn’t be going about, we wouldn’t be going through this transaction if we didn’t want to retain the clients and service is a big part of retaining the clients.

Jim: Chuck how many PeopleSoft customers do you expect to loose to competitive products after the acquisition and how will this affect the integrated support organization?

Chuck: Well we hope none that’s why we’re doing a lot of this and reaching out to customers. It remains to be seen but we think that these are very important investments for PeopleSoft customers. This is not a decision that you can take lightly and they’re unlikely to move given that investment if we do the right thing and provide the level of support that we’re capable of providing.

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And as you’ve been hearing from Mike and probably got a sense of right now, he’s the best in the business and so we don’t see any reason why customers should feel a reason to be panicked or to move to another platform. Recognize that there’s been a lot of statements out there to try and panic people but that’s the purpose of this call to let you hear it directly that we have we think the largest enterprise support organization for software in the world and it’s the best so there’s no reason to think like that.

Jim: Mike, please describe what Oracle outsourcing is and how customers can benefit from this option. Are outsourcing and support the same thing?

Mike: We’ve made a lot of statements about outsourcing as being the future. I think Larry talks about it all the time as being really the future of our industry. And so what we really believe is that our products and services must do for the client. We must take more responsibility to make sure that the client really achieves his sort of ROI that they expect on their products.

And that’s what our outsourcing is for us. We take responsibility for making sure that the product runs as specified. That the product it performs as specified. There’s going to be no finger pointing between different suppliers. And so our outsourcing is really where we believe the future of the support business is where Oracle takes responsibility for the end result of the software and that it performs to spec.

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Jim: Mike, will Oracle provide outsourcing services for PeopleSoft applications and if so does Oracle have any experience hosting software that it didn’t develop itself?

Mike: We plan to treat PeopleSoft products just like Oracle products. I mean they will be Oracle products. Now that’s an easy statement to make and making it so is a little bit more difficult.

Our outsourcing isn’t based on just pure people. I mean we have a platform, we have certified configurations that we provide our services over. So we’ll have to get PeopleSoft into Oracle. We’ll have to look at how to get certified configurations and infrastructure built to host those products but clearly our goal is to treat the PeopleSoft product line just like an Oracle product line and therefore we will have outsourcing on PeopleSoft.

Your second part of the question was really do we have any experience hosting the software? Today our clients use our hosting service for many, many reasons. We have clients today that are using hosting, where we’re hosting the database underneath PeopleSoft applications. There are PeopleSoft customers today that say Oracle, you are in the best position to manage our database and we do that.

We have clients that are migrating off of PeopleSoft so we provide sort of a platform for our clients to move from PeopleSoft to Oracle if they choose. We have clients today that

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integrate with PeopleSoft. We have a client today that, the financial system and the manufacturing system is Oracle, PeopleSoft application. So they run their PeopleSoft, Oracle manages all the interfaces between PeopleSoft and the rest of their environment. So yes we have clients today that we’re at least part of the solution under PeopleSoft.

Jim: Let me follow up on that. Do you have any customers who move from PeopleSoft to Oracle via outsourcing and what was the rational for such a move and were there any challenges they experienced in doing this?

Mike: Well we have a customer, a large customer that is consolidating their infrastructure. They used Oracle on the financials today and there’s many instances of the financials and they’re starting to consolidate all those down to a single global instance. And they found that it made sense to actually through that process consolidate to Oracle financials, or to Oracle HR.

So they’ve said well the financial system and the HR system should be in one E-Business Suite. And so what’s happening today in outsourcing is they’re using outsourcing to actually transition to that new platform. And so we mitigate risk, we take cost out of the environment and they’re able to focus on the consolidation of their infrastructure and the consolidation of their business practices. So yes I think we’ve provided a platform for consolidation and migration in that case.

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Jim: Can you give us a sense, Mike, of the different levels of support at Oracle?

Mike: I tried to do that a little bit in my opening comments. We have, as I said earlier, we do about 80 million transactions with our clients a year. Eighty million. And that means our clients are on our web systems, they’re downloading knowledge bases, they’re downloading knowledge from our knowledge base. They’re getting support tools. You know they’re getting the answers they need, so we do 80 million transactions with our clients.

We also manage a number of interactive support sessions, where we’re collaborating with the customer some place on the web. We’re going onto the customer’s environment. That’s our preferred method and it’s the preferred method of supporting a client based on our client’s feedback.

If you were to just look at our internal metrics about the average quality score on a collaborative support session is about 4.5 out of 5 and the reason for that is clear. Oracle is involved in resolving the issue, or stays with the issues until it’s resolved. There’s no pushing between different suppliers or different engineers or analysts or anything like that. So our customers get superior service on, through collaborative support.

So we’ve got the knowledge base, we’ve got collaborative support and then ultimately we have premium support services and outsourcing where we’ll actually build a specialized support team

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if the client so chooses or we’ll actually manage the systems ourselves. So we’ve got a pretty broad portfolio. It starts with online interactive sessions, knowledge bases, tools and such to avoid and manage problems. It then moves into premium services where we take more responsibility for the end gain, the running and the management of the apps. And then finally in outsourcing you may even choose to move your software into our data center and we’ll manage that for you.

It is our goal to take increasing levels of responsibility so that the client can focus on their business and the return that they’ll achieve with their Oracle software.

Jim: Turn back to you Chuck. What is Oracle’s history of support pricing changes for existing application customers over the last three years?

Chuck: My pricing on support hasn’t changed over that time period. Our prices have been extremely consistent. Market competition just kind of forces us all into, somewhat sooner, support pricing in some sense. But typically the contracts will have some caps on them from annual increases. There might be some cost limit increases in there but they’re small and like again it hasn’t changed over that time period.

So we think that we’d have to honor of course any existing contracts that are already out there so the point may be moot for most PeopleSoft customers anyway but just so they know there’s

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really no history of us doing anything out of the ordinary on support pricing.

Jim: Will there be any changes in pricing to my existing PeopleSoft contracts?

Chuck: Your existing contracts, they’re still valid contracts. We have to honor those anyway. We plan to, that’s the right thing to do and so no there’ll be no change to those contracts that are already in place.

Jim: Mike how will the two different support structures of Oracle and PeopleSoft be integrated and will PeopleSoft’s customers migrate to the Oracle support model?

Mike: Well again I think it starts with making sure that the service levels are maintained and then improving them over time. So the first we’d do is really look to keep the PeopleSoft support teams in place because they’re the experts in serving their clients.

But shortly thereafter I think we start to bring our model and our tools and our infrastructure to bear on the problem. I mean an obvious example is today, I was meeting in our customer visit center today, earlier today with a PeopleSoft customer who came in and they were talking about the migration or the upgrade of a PeopleSoft environment. And they were having challenges in managing the database underneath that.

So I think there’s obvious advantages and once we move, once we start to integrate the two teams we’re not going to be

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treating this like a database environment and an apps vendor, it’s going to be one single environment that we’re going to support. So we’ll help this client much easier through their PeopleSoft upgrade.

And I think there’s just a lot of benefits we can bring as soon as the two organizations get together and we really focus on the instrumenting and the engineering of the overall support model.

Jim: Will Oracle offer the same support channels as what PeopleSoft has available today. For example online support, phone support, advance services?

Mike: As Chuck said our goal is to be the best in the industry and we think we are. We do provide online support. We provide the phone support, we provide advance services and we’ll continue to do that.

Jim: Chuck what are your guarantees to current JD Edwards’s customers if Oracle achieves control PeopleSoft now that the JD Edwards/PeopleSoft deal is complete?

Chuck: For the JD Edwards customers we’re evaluating that now. There is a timing difference issues in the sense that since PeopleSoft already owns that product line the time between that event and when we can own JD Edwards could be quite a few months, even a couple of quarters depending on how things play out.

So they could make decisions that take the product in different direction that we can’t control. So we’re waiting to

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see kind of what they do with the product and what they declare their policies are, which they haven’t said yet. I guess shortly they’re suppose to disclose some of that and then we can make an evaluation but our history has been that we do one up and one better in terms of support policies. We tend to offer a better policy to PeopleSoft customers than PeopleSoft is offering on its own.

So we can’t imagine that it would be any worse and so we want to see what shape that takes and what it looks like and what they say about the JD Edwards product line and then we’ll make a comment from there.

Jim: PeopleSoft has guaranteed double your money back or better in some of its contracts if it gets acquired. Under what terms if any will Oracle honor those contracts?

Chuck: Yeah it’s been a news worthy gimmick they’ve been offering lately but we don’t think it has much impact in the market. The point is pretty moot because the conditions of the guarantee require us to not support the product and basically that’s what we’ve been talking about for the last hour that we do plan to support the product. We’ve said that from the very beginning.

So the conditions that were triggered, the money back guarantee, will never occur so it’s a moot point.

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Jim: Will conditions of support modifications and enhancements contained in PeopleSoft customer contracts be inherited and honored in the same timeframes by Oracle?

Chuck: Yes is the answer. So when we take over a PeopleSoft relationship in a contract we take on those obligations. The same thing on the consulting side of the business, that comes along with the territory.

Jim: Mike, going to get you to commit publicly here on a few things. PeopleSoft has support offices worldwide and their support is 24/7. Can you match that?

Mike: Well clearly we have customers and therefore we have offices all over the world to support our clients and we do it 24/7 globally so absolutely. That was easy.

Jim: And for larger clients, PeopleSoft will actually put a support team onsite. Will Oracle do this?

Mike: And we do have enterprise support programs and we have premium support programs just like PeopleSoft.

Jim: Specifically where are Oracle support operations based? Will Oracle commit to keeping PeopleSoft support hubs open to meet customer needs?

Mike: Well and I mentioned this earlier, we have six global centers around the world. They’re located in North America, Europe and Asia. We also have a series of regional hubs that we provide support out of and customer care. I’m certainly not expert in how PeopleSoft support hubs work so I can’t really

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commit to keeping them open but as I said earlier it is our goal to not have any interruption of service.

And if those centers are to remain to providing services we’ll keep them. If they’re, but over time we want to look towards integrating our infrastructure to provide higher levels of service, not lower levels of service.

Jim: Chuck what percentage increases in maintenance fees over time will I likely see as a PeopleSoft customer?

Chuck: Well as I said earlier we’d be bound by the contracts that have already been signed by PeopleSoft customers and PeopleSoft so we would basically honor those contracts. And again the market conditions being what they are, as competitive as it is there isn’t a lot of difference in maintenance polices in terms of pricing between the companies, not nearly as dramatic as you might think.

Jim: Chuck we’ve got this question more than a few times but will PeopleSoft customers experience extra costs as a result of working with Oracle rather than the status quo?

Chuck: Well we think that we can lower the cost. There’s the outsourcing opportunity, which we think is a great value. We also know that there’s many PeopleSoft customers have known that PeopleSoft often charge upgrade fees to go between versions of their own product. We’ve never done that.

So we can point to lots of areas where we think our costs will be a lot lower for the customer and you get better service.

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Mike: Yeah I think the other important point to make is when you have a problem or you’re trying to avoid problems today and you’re a PeopleSoft client you’re actually, often times an Oracle client as well. The database is almost the same in a large percentage of the cases. Oracle I think is 65%.

Now you’re managing two different relationships, two different service requests, two different, and I don’t think there’s any malicious intent either by a PeopleSoft engineer or an Oracle engineer but often times the problem gets into a gray area between the two companies.

Chuck: Any time you have that handoff the potential for issues and eliminating that handoff we think is a benefit.

Mike: Absolutely. And if we can integrate the two teams and we can provide one single face to the client to resolve problems quickly but even more importantly to avoid problems. I mean there are things you can do in the database to avoid problems in the application. And this is a huge benefit that I think we really, that we’re going to really focus on when this transaction is complete.

Jim: Mike it takes quite a bit of time and effort to navigate a support organization to make sure your needs are met. We have established that with PeopleSoft. What are Oracle’s plans to help us get that same comfort level with Oracle support or are we really starting from scratch here?

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Mike: Well again I think, I mentioned this earlier, I think 65% of the PeopleSoft, Chuck may know this better than I, but I believe it’s 65% of the PeopleSoft customer base is actually running Oracle databases. So they do have a support relationship with or a lot of them have a support relationship with Oracle.

I think we can focus on both ends of this problem. I mean it starts with why does it take so long to navigate a support organization. Often times it’s because there’s multiple support organizations involved from multiple suppliers. So I think we can address that problem pretty darn quickly.

Secondly we do support applications and we have to support PeopleSoft applications today so we do have a head start in addressing this problem.

Jim: To that point, how much expertise on PeopleSoft applications currently exist within your support organization?

Mike: Again our expertise today is limited to the database but that said when a client goes through an upgrade at PeopleSoft or they want to upgrade to Oracle 9i we have to know a lot about the database to make that, or a lot about the application to make that process work.

So we do have a lot of PeopleSoft experience. If you looked at our knowledge base there are a lot of articles around PeopleSoft and I think we’re continue to build those up.

Jim: Chuck, Oracle’s public statements are “support for PeopleSoft product line for at least ten years.” Why should a

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customer accept a newspaper ad rather than receiving the commitment contractually and what guarantees will Oracle provide to the PeopleSoft customers that will ensure follow through on Oracle’s commitment?

Chuck: Well we think the public commitment is probably some of the best insurance you can have. There’s not a corner you can go to on the planet that doesn’t know about our public commitment now and so it’s a well known fact, we’re on the hook for it publicly and that’s, we’re glad to be there because we’re never going to live up to it but that’s some insurance and that should be helpful in giving people comfort that not only are we committed to doing it but there’s no way we can deny that’s what we said.

Secondly we don’t have perfect information as to where all PeopleSoft customers are and we’ve certainly been trying to interact with as many of them as possible on a one on one basis and we’re happy to do that so if there are PeopleSoft customers that would like to talk to an executive at Oracle we’ll make that happen and provide some personal assurances as well.

Jim: Which of course to your earlier point is why this double your money back is really a gimmicky hollow rebate correct?

Chuck: Exactly.

Jim: Mike when you closed the Rdb acquisition nine years ago what specific commitments did you make to the customer base at that time?

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Mike: It’s interesting and we had to do some research to answer this question because we don’t take out our contract every day and decide how to support a client. The actually contract that consummated the deal Digital said that we’d continue development for three years and support for seven years.

Well we’re nine years into it. We’ve continued to enhance the software and we continue to try to meet all of our, the needs of our Rdb customers. We also, and I think it’s a very important point, we not only kept the forums, the customer advisory forums open, we actually started some new ones because we really wanted, the whole purpose of this, these sort of acquisitions are about acquiring customers and you can’t keep the customers and retain the customers unless you listen to them.

So I think if you really kind of look, if you net it out I think we’ve far exceeded, at least the letter of the contract and you heard from Bob earlier today, we’ve certainly been able to retain and enhance our creditability within that customer base.

Jim: Will Oracle support all versions of PeopleSoft 8 for ten years or only specific versions?

Mike: Is that for me or Chuck?

Jim: For you.

Mike: Okay. I was doing something else. We will continue to support, our commitment has been to support PeopleSoft 8. I think that one thing that we’ve learned in managing applications as well as database customers, to derive the benefits of a shared

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experience with the customer base you need to continue to move, to continue to maintain your product and keep moving up on the versions.

So I think our strategy is to live by our commitments. I think we don’t really know enough right now, we haven’t been in the code, to know exactly how long we’ll support each particular version but we do believe that our clients will benefits from all the maintenance we do on that code line so they’ll want to continue to maintain that code line.

Jim: Chuck how can Oracle afford to offer enhanced support beyond what PeopleSoft is already offering without actively marketing PeopleSoft products to new customers?

Chuck: Well that’s really the economics of how these software companies work in the sense that they’re licensed business trying to sell to new customers is very expensive and in PeopleSoft’s case it’s been a money losing business for quite some time. And a profitable part of the business is actually the support aspects, which again reinforces why we want to make sure that we provide good support and don’t lose those customers.

And so the fact of that we aren’t building up a huge sales and marketing organization around the product, not doing a lot of the direct mail campaigns and showy marketing things that cost a lot of money and don’t necessarily add a lot of value. That we can focus on existing customers, existing products and put the investment around that product and listen to those customers in

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terms of priorities means that on a net basis you’ll see a greater investment in that product line, the product that you’re actually using.

Jim: And as a follow up to that, will you provide updates and new releases with the same frequency for PeopleSoft products as PeopleSoft itself has been doing?

Chuck: Yeah we don’t have a perfect map as to how often they release products but again the fact that we think the incremental investment around the product that you are using will go up, remember we don’t have to invest in new verticals that you’re not interested in nor new product segments that they’re hopeful will turn into something five years from now.

A lot of software companies over half their R&D is kind of for next gen products down the road in an area that may have nothing to with the product that you bought and that’s often the case because they’re trying to grow. So we take that investment and put it around existing products, again prioritize it by listening to the user groups and on the net basis it should be a greater number going around that product.

Mike: Actually Chuck makes an excellent point there. I think one of the things we’ve learned with the Rdb, with the Rdb acquisition is we really stayed focused on the existing customers and so we heard more directly from the existing customers what needed to happen in that product line.

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And I think when you’re that focused on the care and feeding of existing customers, you hear it from Bob for example, the frequency, the time to actual features that matter actually is reduced because there’s fewer customers to serve. And I think that’s really what, there’s no general market that you’re trying to serve, you’re actually trying to meet the needs of very specific customers and you can listen to them more closely.

Chuck: You’re focused, yep not distracted.

Jim: Mike will you allow third parties to provide support beyond your committed timeframes if you don’t choose to further extend support?

Mike: Clearly we have no intention of disrupting the service that other, that partners of PeopleSoft provide. So we wouldn’t do that.

Jim: Chuck for versions of PeopleSoft 7 that have been de-supported already, will these versions receive renewed support through December 2005?

Chuck: Well I think what’s happened is they’ve said they’re going to drop support at the end of this year and we’ve said we’re going to extend that through at least 2005. So yes on those versions that some customers were feeling pressured to move off of there’ll be a lot less pressure to do that now.

Jim: Mike let me go back to you. Will I be able to receive support from Oracle if I run a combination environment. For example Oracle financials with PeopleSoft HR?

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Mike: Yes of course. I think that, again I think this is just another improved support level. Those interfaces will be managed and supported by Oracle. Today you have to kind of get your support from an implementer or somebody who’s managing the interface between the two apps. Tomorrow when this acquisition is done Oracle will support the whole transaction.

Jim: Chuck will Oracle provide support for customers that wish to migrate from PeopleSoft version 7.x to say version 8.x?

Chuck: Well we’ve heard a lot from our education customers is a big vertical for us and it was for PeopleSoft as well. So both are very good products and what we plan to do is let the customer choose if they want to continue using the student administration product from PeopleSoft, by all means continue to do that.

We think our product has come along way and is very competitive. We have some world class universities using our system now and we’ve got a huge market share now in the higher ed market but they’re both good products. People choose them for various reasons and so the customer can choose that.

Jim: Mike I have direct access to PeopleSoft’s development organization today. Will I have the same access to Oracle development when necessary?

Mike: Absolutely. Actually I’m very glad you asked this question. I said earlier that there was about 80 million transactions that we do with our clients a year. The thing, people don’t understand that this is completely changing the

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industry. Our developers now have direct access to the types of service requests we’re managing in the field. It doesn’t have to through a bunch of people before it gets to the developers.

And as evidence of that I talked about earlier the reduction in the number of service requests we’re seeing. It’s because we’re managing that whole supply chain. When a customer sees a problem we’re actually managing right into development and we’re really focused on trying to eliminate problems in the first place and then, maybe even more important to our customer’s experience is the rediscovery of problems.

Often times we find a problem and we find it in every single customer because the environments are not maintained. This is really the key to Oracle’s future and to Oracle strategies, which is to really reduce the latency and reduce the number of steps between the customer and the people who build the product.

Jim: Chuck how long will Oracle support the PeopleTools toolset for customers that have written custom applications?

Chuck: Well PeopleTools have also been used to kind of customize and extend PeopleSoft applications and we recognize how important that tool has been for PeopleSoft customers from many years so that is included in our support timeframe. So when we say PeopleSoft products that includes PeopleTools.

Jim: Mike how was the Rdb organization integrated. Did the Rdb employee base have ongoing opportunities at Oracle? Did you

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loose key employees in the process that impacted that this transition?

Mike: We actually extended offers to the Rdb team that we needed and 95% of them accepted the offers. And I’ve mentioned a few key executives that actually came over in that acquisition. So I think we were able to keep the people.

Jim: Chuck will Oracle continue to enhance PeopleSoft products to address country specific requirements such as Canada?

Chuck: Well all these applications have to be somewhat living and breathing products because regulations change, taxes change and so yes we’d have to keep the products current by making them relevant in the geographies where they’re used.

Mike: Jim are you Canadian?

Jim: No not at all. Mike can you please explain in more detail what the Metal Link application is and how Oracle customers interact with it?

Mike: Metal Link is basically our view into the customer. Basically we put all of our tools, our technologies, it’s a way that we communicate with our customer over the web. We put a series of tools, knowledge articles, support forums on it. It is our way of continuously being a part of the customer’s environment.

Jim: Chuck, my PeopleSoft applications sit on a non-Oracle database. Say for example an IBM or a Sequel server. How will

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you effectively provide support for these competitive database and will I have to migrate my database?

Chuck: Yeah that would’ve been one of the big misnomers for some, the idea that we could get people to migrate to the Oracle database so that was the reason behind the acquisition. And nothing could be further from the truth. We’ll continue to support the applications on the non-Oracle database it’s running on and as Mike was describing earlier we often have to support multi-vendor environment.

Most applications running on top where the Oracle database weren’t written by Oracle so we’re used to working with other vendors when needed. And so you don’t have to migrate, obviously you’re welcome to do that, it’s a better database but there’s nothing forcing you to do that.

Mike: That’s an interesting question because we’ve seen it a few times and when you think about our database world we support applications that have to run on BA, we have the Microsoft operating system running. We have joint support agreements with a lot of these companies. It’s something that we do every day at Oracle.

Jim: Great. Chuck we’re running out of time so I want to ask one more question. Will training plans be interrupted and will training be continued for PeopleSoft applications?

Chuck: Training plans should not be interrupted as long there’s demand for the training it’ll be provided. We do a lot of that

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online now so it’s a low cost way to provide training so there’s no reason to think that there’s been any negative development there.

Jim: Chuck, Mike, thanks for spending time with us today to answer the questions that have been sent in. I hope our call today has provided those that have joined us a better understanding of our PeopleSoft customer support plans and how we intend to insure a smooth and seamless transition.

For those who did not receive an answer to your question on the call today we will strive to provide you with a response shortly. As this transaction continues to move closer to completion we look forward to holding additional sessions like this to respond to your information needs. We will announce the dates of future meetings on our website as they are scheduled.

Today’s call will also be archived for replay at www.oracle.com\PeopleSoft\townhall.html. This is going to be a long race ahead of us, so please feel free to call us if you have any more questions. If in the meantime if you or your organization is interested in speaking with someone from Oracle about the transaction you can email us contact.oracle@oracle.com or call us at 1-800-633-0925. We welcome the opportunity to provide further clarity for your organization on a one on one basis.

And as I mentioned at the beginning please join us next week at our OracleWorld conference in San Francisco. You can find

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more information about the conference and register by visiting our website.

Thanks again to everyone for participating.